January 14, 2011
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Shehzad Niazi

Re:	Jpak Group, Inc.
Post-Effective Amendment No. 5 to Registration Statement on Form S-1
Filed December 23, 2010
File No. 333-164100

Dear Mr. Niazi:

This letter is provided in response to your letter dated January 10, 2011 regarding the above-referenced filings of our client, Jpak Group, Inc. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.

General

1.	Please revise to include the audited financial statements for two years required by Rule 8.02 of Regulation S-X.

Response: Pursuant to your comment, we have revised the prospectus to include the audited financial statements for two years required by Rule 8.02 of Regulation S-X.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 34

2.	Please revise to include a discussion regarding the full fiscal year information.

Response: Pursuant to your comment, we have included in the disclosure a discussion regarding the full fiscal year information.

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/  Louis Taubman
By: Louis Taubman,
Attorney at Law

Cc: Mr. Yijun Wang